SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: September 30, 2009

IWI HOLDING LIMITED

(Exact name of registrant as specified in its charter)

P.O. Box 3340, Dawson Building, Road Town, Tortola, British Virgin Islands

Address of Principal Executive Offices

Registrant's telephone number, including area code: (949) 489-2400

BVI

0-25108

None

(State or other jurisdiction

(Commission File Number)

        (IRS Employer

      of incorporation)

Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X

Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

FOR IMMEDIATE RELEASE

Baldwin Yung

IWI Holding Limited

(415)  321-3490

IWI HOLDING LIMITED ANNOUNCES

ACQUISITION OF TELAVA NETWORKS, INC., A NEVADA CORPORATION AND NAME CHANGE TO UNILAVA CORPORATION

SAN FRANCISCO, CALIFORNIA – October 5, 2009 -- IWI Holding Limited (OTCBB - IWHLF), a BVI shell company, today announced that it has acquired all the common stock of Telava Networks, Inc. in a stock transaction. New officers and directors have been appointed, and the company intends to redomicile in Wyoming under the name “Unilava Corporation. “Application will be made to FINRA to change the trading symbol.

IWI has prepared a disclosure statement which is filed with a copy of this press release under cover of a Current Report on 6-K on the SEC’s EDGAR system.  The disclosure statement provides more information about the terms of the acquisition and the business of Telava Networks.

Built on carrier-class network infrastructure, Telava Networks, Inc. is an Integrated Communications Provider (ICP) of wireless broadband connectivity for next-generation fixed and mobile innovative applications. Headquartered in San Francisco, Telava has launched wireless high-speed Internet services in both metro and rural markets. The Company owns a wireless broadband network covering more than 40 cities and 22 states. Additionally, Telava's wholly owned subsidiary IBFA, has local service authority in Arkansas; California; Connecticut; Georgia; Illinois; Kentucky; Michigan; New York; Tennessee; Texas; and Wisconsin. The Company provides long distance services in all 50 States, and ISP services in all markets they serve. Telava has offices in San Francisco, Chicago, China, South Korea, and the Philippines.  Telava’s website is www.telava.com.

This News Release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct.

DISCLOSURE STATEMENT RELATING TO BUSINESS OF UNILAVA,  INC.

Provided as of September 30, 2009

Item 1.

When used in this Disclosure Statement, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including those set forth below under "Risks and Uncertainties," that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. Unilava Corporation and its subsidiaries, expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. This discussion should be read together with the financial statements and other financial information included herein.

DESCRIPTION OF BUSINESS

Unilava Corporation engages in the development, design, and marketing of diversified communication technology services, and provides its advertising offerings and access to Internet users through its subsidiaries and brands. The company is also licensed to provide long distance services in all 50 States and local phone services in 11 States. Its communications offerings provide mobile services and high-definition communication services to consumers, small and medium enterprises through its 40 carrier-grade microwave wireless broadband infrastructure and broadband Internet access partners. The company also offers small business a comprehensive and integrated suite of fee-based online and mobile advertising and web services. In addition, the company operates its enterprise social network portal for its members to connect and interact with an array of services, including video chat, video email, e-fax, Voice-over-IP, and conference calling. The company was founded in 2003 and is headquartered in San Francisco with regional offices in Chicago, Hong Kong, and South Korea. For more information, please visit www.unilava.com.

Unilava’s wholly owned subsidiary, Telava Networks, Inc. (“Telava”) provides dedicated facilities as well as next generation fixed and mobile WiMAX broadband IP solutions to residence customers, small and medium businesses, public safety organizations, schools, local and state governments, and other consumers in various markets throughout its serving area.  The Company has four defined divisions comprised of Telava Wireless, Inc. (“Telava Wireless”), Telava Acquisitions (“Telava Acquisitions”), Local Area Yellow Pages, Inc. and Local Info Pages, Inc. (“Telava Marketing”), and IBFA Acquisitions Company, LLC (IBFA).  Together they address the corporate strategic growth initiatives and combine to provide marketing and operations services supporting last mile bandwidth delivery, Internet access, long distance options, VoIP telephony, DSL, cell phone packages, and IP applications, along with complete back office and customer care functionality.

2

The Company currently owns multiple microwave towers and is building a wireless broadband network, leveraging both licensed and unlicensed wireless frequencies as appropriate. With its own nationwide network footprint covering approximately 12 million people, as well as access to a licensed coverage area in major markets covering an additional 92 million consumers, the Company has significant market reach.

Headquartered in Seoul, South Korea, Local Info Pages, Inc. (LIP), a wholly owned subsidiary of Telava Networks, Inc, is one of the leading direct marketing and business service companies in Korea. LIP connects advertisers to targeted audiences through its network advertising products and services. Ttoore, the second largest coupon company in South Korea, a division of LIP, enables advertisers to directly reach consumers with branded media products, coupons and other advertisements. Consumers trust the Company to deliver the best values in town via direct and online coupons. For advertisers, LIP offers business advertising solutions by enabling them to sell their products and services in person, online or through the mail.

LIP offers brands that include:

•

Ttoore – the familiar coupon advertising book reaching more than 72 million households and businesses in Korea.

•

Ttoore.com – the trusted local coupon website consumers visit frequently for savings and values.

•

Local114.co.kr – South Korea’s online yellow pages and business service provider enabling emerging enterprises with bundled solutions, including website development, internet advertising, and other member value-added services.

Background

Unilava, Corporation,  a BVI corporation, was formerly known as IWI Holding Limited (“IWI”) , and was engaged in the international jewelry business through a US subsidiary. IWI went public via an initial public offering in 1994, and disposed of the subsidiary on December 31, 2007. On September 21, 2009, IWI entered into an Agreement pursuant to which IWI acquired all of the outstanding shares of Telava Networks, Inc., a Nevada corporation (“Telava”), in exchange for 55 million shares of stock. In addition, certain preferred stock of IWI which had been issued in 1994 for $3,644,880 was converted into 45 million shares of common stock. In connection with the closing of the acquisition, the Telava management was appointed as the members of IWI management and the name of IWI was changed to Unilava, Corporation (“Unilava”).

Unilava Corporation engages in the development, design, and marketing of diversified communication technology services, and provides its advertising offerings and access to Internet users through its subsidiaries and brands. The company is also licensed to provide long distance services in all 50 States and local phone services in 11 States. Its communications offerings provide mobile services and high-definition communication services to consumers, small and medium enterprises through its 40 carrier-grade microwave wireless broadband infrastructure and broadband Internet access partners. The company also offers small business a comprehensive and integrated suite of fee-based online and mobile advertising and web services. In addition, the company operates its enterprise social network portal for its members to connect and interact with an array of services, including video chat, video email, e-fax, Voice-over-IP, and conference calling. The company was founded in 2003 and is headquartered in San Francisco with regional offices in Chicago, Hong Kong, and South Korea. For more information, please visit www.unilava.com.

Unilava’s subsidiary - Telava Networks, Inc. (“Telava”) was incorporated in Nevada on July 23, 2003 as Local Area Yellow Pages to provide advertising and directory listings for small and medium sized businesses on its Internet website in a “Yellow Pages” format.  The Company provides those services to its subscribers for a monthly fee.  These services are provided primarily to small and medium sized businesses throughout the United States.  On May 17, 2006, the Company formed Telava Wireless, Inc. as a subsidiary for the purpose of entering and mobile WiMAX broadband solutions.  On November 6, 2006, the Company acquired 40 microwave towers through its subsidiary Telava Wireless, Inc., see Note 10 for additional discussions.  On July 10, 2007, Telava amended its Articles of Incorporation to change the name of the corporation to Telava Networks, Inc. (“Telava”) for the purpose of launching the Telava network that provides the next generation fixed and mobile WiMAX broadband solutions to small and medium businesses, public safety organizations, and others in various markets through its network.  Telava continues its Yellow Pages operations while, at the same time, expanding its WiMAX network.  Through June 30, 2007, nearly all of the Company’s revenues have been generated by its Yellow Pages business.

Telava provides the next generation fixed and mobile WiMAX broadband solutions to residence customers, small and medium businesses, public safety organizations, schools, local and state governments, and other consumers in various markets through its network.   The Company has four defined divisions comprised of Telava Wireless, Inc. (“Telava Wireless”), Telava Acquisitions, and IBFA and, Local Area Yellow Pages, Inc. and Local Info Pages, Inc. (“Telava Marketing”) and Telava Mobile, which incorporates last mile network delivery capability as well as complete back office support and internal marketing capacity.

The Company currently owns multiple microwave towers and is building a wireless broadband network, leveraging both licensed and unlicensed wireless frequencies as appropriate. With its own nationwide network footprint covering approximately 12 million people, as well as access to a licensed coverage area in major markets covering an additional 92 million consumers, the Company has significant market reach.

As new and evolving technologies become available, ever-increasing market demand for bandwidth, continuing development of IP applications and the socio-economic and political drivers associated with technology convergence, provide the potential for significant customer and revenue growth.  The Company has created  vision and implementation strategies that will place Telava in the forefront of wireless deployment primarily in Tier II through Tier IV rural markets in the United States and select international markets.

As technology has evolved, a whole generation has lived with and anticipates an evermore efficient mobile connected lifestyle.  Telava believes there is appreciable potential in capitalizing on this trend and in evolving to become an integrated communications provider that includes delivery of wireless IP bandwidth delivery, Internet access, Voice over Internet Protocol (VoIP) telephony, IPTV, Video on demand and other bandwidth applications, including advertising, entertainment, education and public safety. Other complementary wireless solutions are designed to assist carriers and other service providers in meeting their network needs. These ancillary elements include: Collocation (terminal POP and Tower), back office support, marketing and sales support, Customer Premise Equipment, Network Design Services, Installation and Maintenance Outsourcing, Dispatch and a 24-hour Network Operations Center (NOC).

In combination, Telava’s strategic relationships with prominent manufacturers and other communication providers, enables the delivery of high-quality and versatile services through technology convergence, bundled applications and its advanced high-speed wireless infrastructure that reaches into alternate tier markets and rural locations. The Company’s management team has in-depth business and communications experience and is fully committed to outstanding customer care, quality of service and efficient and effective utilization of evolving technology. Additionally, the Company is actively involved in association with local communities to provide high-speed wireless broadband solutions in support of local education applications as well as “first responders” and public safety initiatives, including police, fire, emergency, city hall, libraries and local government needs.

Telava’s solution is designed to address this dynamic marketplace creating a potentially attractive investment opportunity. Quick time to market, robust applications, high throughput and quality service will be crucial for success. Assuming an early and enthusiastic funding commitment, Management is on schedule to achieve revenues of approximately US$25 million in early 2008. The Company projects revenues of approximately US$50 million in late 2008; US$115 million in 2009, and US$200 million in 2010.

Telava Networks is comprised conjointly of start-up components, as well as seasoned functional capability divisions, working together internally, as well as with external strategic partnerships, to provide full ICP solutions.  The Company has completed initial research, development and beta test marketing of its technology and applications, and is poised for full and aggressive deployment.

Due to the significant opportunity and time-sensitivity of this launch, the Company is seeking a minimum commitment of US$100 million to fund the continued implementation of the strategic business plan, comprising an Interim First Round of US$30 million and Subsequent Round of US$150 million.  The use of proceeds is comprised of the following categories: The first US$30 million will be used to acquire an international VoIP and Carrier company, to test-launch WiMAX implementation and deployment in Tier III, IV, V markets, and to acquire WISPs (Wireless Internet Services Providers) with strong revenue base through the strategic alliance program (SAP): The following US$150 million will be used to fund the  deployment of fixed and mobile WiMAX in 20 markets in the United States, especially in rural markets, and general corporate use.  The Company anticipates the development and deployment of a new network operating center to be fully operational by the end of 2008.

Risk Factors

Investing in shares of the Registrant’s common stock involves a high degree of risk. Before investing in its common stock, careful consideration will need to be given to the following risks, together with the financial and other information contained in this prospectus. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be adversely affected. In that case, the trading price of its common stock would likely decline and all or a part of any investment could be lost. The main risks of the Company, in summary, are:

•

Margins are thin in the initial stages due to network growth requirements and competitive pricing.  Opportunities must be effectively managed.

•

Cost of capital investment in network build outs must be effectively managed.

•

The Integrated Communications Provider (ICP) environment is evolving rapidly and is intellectual capital intensive.

•

Some competitors are very large & well financed.

•

Effective management of rapid growth scenarios & ancillary opportunities is a mandate.

Risks Relating to the Company

The Registrant is an early stage company with a history of positive net revenue, which is expected to continue for the foreseeable future.  However, at this stage of development, the Company is subject to the following risks:

•

the results of operations may fluctuate significantly, which may adversely affect the value of an investment in its common stock;

•

the Company may be unable to develop and deploy its network, expand its services, meet the objectives it has established for its business strategy or grow its business profitably, if at all;

•

it may be difficult to predict accurately its key operating and performance metrics because of its limited operating history;

In addition, the stock market in general, and the market for shares of technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.  The Registrant expects the price of its common stock will be subject to continued volatility. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation or shareholder derivative suits have often been instituted against those companies. Such litigation, if instituted against the Company, could result in substantial costs and divert its management’s attention and resources.

The Company Network Footprint

Telava owns microwave tower network components and has nationwide access to multiple microwave towers and more traditional network attributes including major carrier Points of Presence (POPs).  Incremental to these network assets including leased fiber capacity, Telava’s own microwave network is primarily located in alternate tier rural markets by circumstance and design.  Access to nonowned assets is through lease arrangements, strategic alliances, or reciprocal agreements, which provide interactive connectivity from Tier 1 cities out to our underserved secondary and tertiary markets.

A portion of Telava’s wireless network solution and applications consists of (i) P2P bandwidth delivery; (ii) multiple P2MP delivery; (iii) associated customer premise equipment (CPE); and (iv) IP specific applications including entertainment and business oriented data transfer.  The network is designed to be scalable as more access points and CPE are deployed.  With intelligent network design, there is no physical limit to the number of access points that can be deployed in metropolitan and/or rural markets thus providing for scaleable bandwidth capacity and local area coverage to meet individual market demands as they grow.  For P2MP deployment, access point radios currently have a service radius of approximately 15 to 30 miles depending on terrain.  Access point radios can be located nearly anywhere, including company owned towers, building roof tops, existing cellular sites, paging or television towers, water tanks, or even unique clandestine locations, such as inside church steeples.  Current CPE access is through rooftops, side-of-building or through wireless modems located inside customer locations.  It is expected that these options will expand as technology convergence and new technology opportunities are available.

Our financial trigger-point model initiates capital investment, when appropriate, to migrate “off-net” customers to the Telava network as it becomes cost effective.  The model defines the revenue required to warrant capital investment and still maintain positive cash flow.  Margins can increase from 33% to over 70% when the network is fully owned, as opposed to being leased.  The model also identifies recurring and non-recurring costs, and includes overhead, training, and sales expenses.

Due to the rapid and positive evolution of factors that continue to encourage growth in the communications sector, along with the acquisition opportunities that lend themselves to the current environment, Telava has projected a substantial increase in its customer base and top line revenue, and expects to maintain positive EBITDA.  The map below (Figure 1) shows a representative wireless network footprint and identifies access to fiber capacity and reciprocal wireless networks.

Figure 1: Telava Footprint

In addition to the Telava footprint, the Company has access to multiple network components as well as to 2.3 GHz licensed spectrum in the southeast of the U.S.

Company Structure

Telava is currently operating with all activities fully integrated in an interim structure to take advantage of the strategic, economic and efficient communications links indicative of a lean, flat organizational structure can offer in the early growth stages.  The current Telava organizational structure will have modifications as the organization grows.  In the interim, management of all operations is cross-functionality integrated to provide the most effective utilization of all resources.

Ultimately, potential divisional structure could include up to four (4) defined operating divisions: Telava Wireless, Telava Acquisitions/ IBFA, and Telava Marketing- Local Area Yellow Pages and LIP and Telava Mobile.  The Company’s four (4) divisions are detailed as follows:

Telava Wireless:

•

40 carrier-grade micro-wave tower assets in select markets

•

24/7 Network Operating Center (NOC) located in San Francisco, California

•

Tower network capability in multiple states

•

Marketing, engineering and operations personnel are headquartered in San Francisco, California

Telava Acquisitions:

•

Currently have a signed LOI for an incremental ($6m) in revenue and evaluating 7 additional acquisition candidates

•

Proactive development of strategic alliance partnerships

•

Projected revenues of approximately US$89 million in 2008; US$120 million 2009, and US$153 million in 2010

IBFA:

•

Provides VoIP and 1+ long distance, 800 numbers, Internet access, calling cards, dedicated DSL & T1 connectivity, and other products and services to two major affinity groups

•

New products and services include IP applications such as IPTV, VOD, IP Phone, and other bandwidth driven products

Telava Marketing:

•

Over 14M business database

•

Over 30,000 active business customers

•

Strategic partnerships with major LEC’s, including Verizon, AT&T, and Ameritech and member of the Better Business Bureau

•

Placed more than 150 million phone calls and over 1,500 seats available in multiple languages

The Company Spectrum Availability

Telava will utilize the FCC approved licensed-exempted and licensed spectrums.  The Company has already secured a 2.3 GHz spectrum license agreement with BellSouth Corporation for the entire southeastern U.S. and is in discussions to gain access to additional spectrum in 2.3 GHz and 700 MHz licenses in the U.S.  The current licensed spectrum lease agreement gives the Company access to the cities listed in Table 1 below:

Table 1:  BellSouth 2.3GHz Spectrum Licensed lease agreement Cities

MEA	Name of MEA	Block	Name of Licensee
ME07	CHARLOTTE-GREENSBORO-GREENVILLE	A	BELLSOUTH WIRELESS CABLE, INC.
ME07	CHARLOTTE-GREENSBORO-GREENVILLE	B	BELLSOUTH WIRELESS CABLE, INC.
ME08	ATLANTA, GA	A	BELLSOUTH WIRELESS CABLE, INC.
ME08	ATLANTA, GA	B	BELLSOUTH WIRELESS CABLE, INC.
ME09	JACKSONVILLE, FL	B	BELLSOUTH WIRELESS CABLE, INC.
ME10	TAMPA – ST.PETERSBURG – ORLANDO	A	BELLSOUTH WIRELESS CABLE, INC.
ME10	TAMPA – ST.PETERSBURG – ORLANDO	B	BELLSOUTH WIRELESS CABLE, INC.
ME11	MIAMI, FL	A	BELLSOUTH WIRELESS CABLE, INC.
ME11	MIAMI, FL	B	BELLSOUTH WIRELESS CABLE, INC.
ME22	KNOXVILLE, TN	A	BELLSOUTH WIRELESS CABLE, INC.
ME23	LOUISVILLE – LEXINGTON – EVANS	A	BELLSOUTH WIRELESS CABLE, INC.
ME23	LOUISVILLE – LEXINGTON – EVANS	B	BELLSOUTH WIRELESS CABLE, INC.
ME24	BIRMINGHAM, AL	B	BELLSOUTH WIRELESS CABLE, INC.
ME25	NASHVILLE, TN	A	BELLSOUTH WIRELESS CABLE, INC.
ME25	NASHVILLE, TN	B	BELLSOUTH WIRELESS CABLE, INC.
ME26	MEMPHIS – JACKSON, TN	B	BELLSOUTH WIRELESS CABLE, INC.
ME27	NEW ORLEANS – BATON ROUGE, LA	A	BELLSOUTH WIRELESS CABLE, INC.
ME27	NEW ORLEANS – BATON ROUGE, LA	B	BELLSOUTH WIRELESS CABLE, INC.
RE02	SOUTHEAST	C	BELLSOUTH WIRELESS CABLE, INC.
RE02	SOUTHEAST	D	BELLSOUTH WIRELESS CABLE, INC.
RE04	MISSISSIPPI VALLEY	C	BELLSOUTH WIRELESS CABLE, INC.
RE04	MISSISSIPPI VALLEY	D	BELLSOUTH WIRELESS CABLE, INC.

Employees

Telava has 45 employees, 38 of which are full time and none of which are represented by a labor union.

Property

Telava subleases 11,000 square feet of office space in two modern office buildings in San Francisco and in Seoul, Korea from a company associated with its Chief Executive Officer. Theses spaces function as the administrative offices.

COMMUNICATIONS TECHNOLOGY

“Last Mile” is a phrase used to describe customer connectivity of a voice or data transmission path to the network.  For 100 years, last mile service was the exclusive domain of the local telephone company, but deregulation changed that.  Now multiple virtual local operators, wireless companies and cable and satellite companies provide last mile connectivity for data and voice.  More changes are in store as the convergence of technology evolves and new wireless technologies, like 802.16 WiMAX, are implemented.  This is a brief review of the various last mile technologies, as an aid to readers in understanding this strategic business plan.

Voice Communications

Since the invention of the telephone, voice communications has used dedicated circuit-switched voice networks.  Circuit-switching allocates a line, or circuit, to a single call for the duration of that call. Early circuit-switching was made manually by telephone operators, who were first replaced by automated electromechanical and then by digital telephone exchanges, which connect circuits based upon the number dialed by the caller.

During the past twenty years, wireline telephones have been augmented by mobile phones, which communicate wirelessly with a nearby base station.  Each base station is connected to the public telephone system, the “backhaul” connection, either by copper or fixed wireless transmission.  Mobile telephones operate on cellular networks, meaning that each operator’s coverage area is divided into a number of cells, each with its own base station. The coverage area of each cell varies based upon numerous factors, including:

•

Power of the signal being transmitted

•

Terrain: mountains, valleys and tall buildings reduce signal range necessitating smaller cells

•

Frequency of the transmission: higher frequencies have shorter range

•

Likely peak demand of the population being supported

•

Bandwidth allocated to the operator

More frequency spectrum creates more system capacity, enabling more simultaneous users to be supported. In the United States, signal power, frequency allocation and base station locations are all controlled by the Federal Communications Commission (“FCC”).

A key element of a wireless network is seamless hand off between cells, so that a mobile phone user traveling between cells can continue a conversation uninterrupted as they move from one cell to the next.  First-generation (1G) mobile phones introduced in the 1980s were large, high power analog devices.  Second generation mobile phones (2G) introduced in the 1990s used digital signal modulation and lower power to support more users, albeit with a reduction in range and often call quality.  2G operators divide their FCC-allocated bandwidth into carriers, then into channels and, finally, into slots.  This channelization is accomplished by air interface equipment at the base station using one of three basic methods:

•

Frequency Division Multiple Access (FDMA)

•

Time Division Multiple Access (TDMA)

•

Code Division Multiple Access (CDMA)

The combination of different channelization methods and diverse frequencies are the reasons that a single mobile phone will not work on all networks in all countries.

Data Communications

The widespread adoption of computers by both business and government entities during the past forty years has created tremendous demand for digital data communications.  Initially, networks were built from point-to-point connections using modems to transmit digital data over the existing analog telephone infrastructure at very slow data rates.  To address increasing demand for data communications services, telephone companies began selling digital circuits at a variety of data rates, from copper T1 connections providing 1.54 Mbps up to fiber optic OC-192 connections providing 622 Mbps.

Academic, military and business Wide-Area Networks (“WAN”) had existed for many years.  The advent of the Internet in the 1990s created the first open public WAN and massive incremental demand for data communications from both private and business users.  The TCP/IP communications protocol has been essential to the success of the Internet.  Historically, computer companies, such as IBM and DEC, defined proprietary communications protocols that only their equipment used, forcing business users to select computer products from a single vendor in order to ensure that they worked together.  The advent of TCP/IP changed the model by enabling equipment and software from one vendor to talk with equipment and software from any other vendor.

TCP/IP is a packet switched protocol, meaning that the data to be communicated is broken up into small packets, each of which is sent separately across the network to be reassembled at its destination. TCP/IP packet switching provides a number of advantages over circuit switching:

Network circuits are no longer tied up by a single user for the duration of a conversation.  Each packet is very small and can be transmitted quickly, followed by a packet from another user, or process.  With a fast enough connection each user, or process, achieves results similar to a dedicated connection.

A Packet specifies its destination, not the means by which it should get there.  In fact, all trips across the Internet take multiple ‘hops’ where a packet is sent via several intermediate locations before reaching its final destination.  At each hop, the next hop is determined by intelligent network routers from multiple possible routes providing both redundancy and scalability.

Broadcast Communications

A broadcast signal delivers the same content to a broad audience simultaneously. Terrestrial wireless radio introduced commercial broadcasting, followed some years later by television.  In both cases, a signal broadcast from a transmission tower is received by a broad audience within the tower’s coverage area using an antenna. Multiple signals are transmitted by different broadcasters to the same audience on different frequencies and each listener/viewer selects which broadcast they wish to receive by filtering out the unwanted frequencies using a radio or television tuner.  In order to provide live national coverage, television broadcasters began using satellites so that a single signal could be sent to multiple broadcast towers simultaneously, which, in turn, transmit the signal to local audiences.  In order to maximize advertising revenue, broadcasters sell media slots at national and local levels by overlaying a national satellite feed with a local feed.

Cable television companies have made significant last-mile infrastructure investments during the past twenty years, installing coaxial cable to every house in their service area.  They aggregate many live and off-air video feeds either by satellite or high-speed wireline data communications, and deliver those feeds to the viewer’s cable decoder. Unlike broadcast television, cable networks are bi-directional enabling the cable company to remotely monitor the set-top box and viewers to make interactive requests such as pay-

per-view.  The figure 3 shows representation of the broadcast communications functionality:

Figure 3. Broadcast communications

Satellite
Backhaul
Satellite
Network
Cable
Network
TV
Broadcaster
Content creation:
Live event
Satellite
subscriber
Cable
subscriber
Broadcast
tv viewer
Last Mile Delivery

Source: Skyway

Satellite television eliminates the need for local terrestrial re-transmission of the signal by sending it directly to the consumer’s satellite dish.  The advent of high-power satellites has enabled broad consumer adoption by reducing the price of service and the diameter of consumer satellite dishes.  Satellite last mile delivery is often unidirectional, requiring the viewer to use a telephone line to send pay-per-view requests to the satellite broadcaster.

Network Convergence

The wide array of voice and data communications options available today cause businesses and consumers to purchase multiple single-purpose communications devices and services to complete their daily tasks.  Workers typically have a personal computer connected to the company Local Area Network (“LAN”), which, in turn, is connected to the Internet.  In addition, there is a phone per employee connected to a company Private Branch Exchange (“PBX”), which is, in turn, connected to the public telephone system.  Many companies also provide cell phones and laptops to mobile employees.  Most consumers have a telephone, a mobile phone, radios, televisions, cable or satellite television tuners, a home computer, an ISP account and, increasingly, a cable or DSL modem.  In each case, there is an expensive duplication of voice, data and broadcast infrastructure.

Network convergence is becoming reality: mobile phones now receive email, PDAs include cellular voice and data connectivity, cordless phones switch to cellular networks when out of range, laptops support video conferencing, televisions and computers have been integrated into a single device, and even the refrigerator has not escaped being Internet enabled by Korean electronics company LG. The goal of network convergence is to provide access to voice, data and broadcast services simultaneously from a single network connection using a single network protocol, TCP/IP.

Figure 4: Network Convergence

Convergence will reduce costs, simplify networking, and encourage creativity with a host of new network connection products.  Voice over IP (“VoIP”) has been used between computers for some time, but broad adoption has been delayed for a number of reasons, including:

The widely deployed TCP/IP v4 guarantees neither the delivery order of data packets nor Quality of Service (“QoS”).  This is an issue for voice communications where it is important that there is low latency.

TCP/IP v4 was never conceived to support the number of connected devices being deployed and it will run out of addresses in the not too distant future.

TCP/IP provides no native security.

Although many technical shortcomings have been addressed in TCP/IPv6, the existing networking infrastructure investment means that it will take time before there is widespread Ipv6 support.  In spite of these limitations, both AT&T and Verizon have announced that they will launch consumer VoIP service soon, and many corporate networks have been using point-to-point VoIP for some time. Network convergence will be a reality within the next decade and will have a profound impact on the communications as network access devices; content and value added services are unbundled.  The Company is already witnessing this as represented below:

•

Established television broadcasting networks focus on content creation, licensing their original programming to various cable and satellite companies for distribution

•

AOL and MSN are selling content packages to consumers who have broadband network access provided by their local phone or cable company

•

Music and movies are being sold and delivered online as content providers are forced to embrace the compelling distribution economics of the Internet, comforted with more robust digital rights management

Telephone companies, currently being forced to eliminate the distinction between local and long distance calls, will rethink their international calling model as an increasing population of VoIP users call anywhere in the world at little or no charge.  Telephone hardware vendors are facing stiff competition from IP networking companies and network convergence is providing businesses and consumers with an increasing number of network options that best suit their needs and budget.

Broadband

While TCP/IP has become the universal communications protocol there will be no standardization of the physical communication medium.  In fact, there is an increasingly wide variety of wireline and wireless technologies catering to specific requirements and environments. The major categories are listed in Figure 5.

Figure 5. Last

Wireline

Wireline access provides reliable and cost effective means of broadband service for the majority of home and business users.  For consumers there is little to choose between cable and ADSL.  In both systems network operators have restricted upstream performance to limit the systems usefulness in a business environment. DSL service provides symmetric upstream and downstream capabilities and is aimed primarily at small business users.  Medium size businesses typically installed T1 to T3 lines providing a symmetrical throughput from 1.5 Mbps to 44 Mbps.  During the past several years the similar performance of DSL offerings has placed strong downward pressure on the price of T1 lines.

Fiber optic connections provide the highest throughput of any available technology.  They were originally developed to provide backhaul capabilities for network providers, but are increasingly being used by large or highly network intensive businesses such as a web hosting and video conferencing.

Wireless – Satellite

The majority of commercially available satellites are geostationary, meaning that they are in synchronous orbit 22,300 miles above the Earth, usefully enabling fixed ground based transponders to always point at the satellite.  Historically, satellites have been used for long range telecommunications backhaul, such as transatlantic voice conversations and national broadcasts of live events, but they are increasingly being positioned as a last mile broadband technology.  Service providers, such as Intelsat, provide high data rate connections to business users.  For consumers, last mile satellite fares less well, because consumer satellite dishes are significantly less powerful than the satellite operators’ transponders for both cost and licensing reasons.  This creates heavily asymmetrical data rates and, in some cases, there is no upstream capability at all.  One of the natural advantages of satellite communications is the broad footprint cast by a geostationary satellite enabling cost effective coverage in sparsely populated areas, over oceans and in the air.

Wireless – 2.5G and 3G cellular

Smartphones, connected Personal Digital Assistants (“PDAs”), laptops and network operator’s desire for incremental revenue are driving demand for higher speed mobile data services.  The global rollout of 3G cellular technology, which promises mobile data rates of up to 2 Mbps, was expected several years ago, but didn’t materialize due to high spectrum licensing fees extracted from prospective 3G operators.

During the 1990s, the majority of the world standardized on the European developed GSM standard for 2G phones, the notable exceptions being the United States and Japan. GSM,

which is used by over 70% of subscribers worldwide, uses TDMA over three frequency bands: 900 MHz, 1,800 MHz and 1,900 MHz. In order to begin addressing demand for cellular data services, European operators began deploying 2.5G solutions to cost-effectively upgrade existing 2G base stations, to provide data rates comparable with dialup modems.  In parallel with the rollout of 2.5G services, market leaders Ericsson and Nokia developed hybrid 2.5G/3G handsets and base stations to enable a smooth transition from GSM/GPRS to the 3G WCDMA system.

In contrast to the Europeans, United States cellular operators deployed a variety of incompatible 2G technologies ensuring that phones from each operator would only work with that operator’s network.  During the last few years, faced with increasing demand for data services and no clear migration path from existing proprietary systems, United States cellular operators began deploying GSM/GPRS networks.  Users can now use the same handset on multiple domestic and international networks.

Wireless – 802.11 WiFi

802.11b is a widely deployed Wireless Local Area Network (“WLAN”) technology, which provides connectivity between two peer devices, or between multiple devices and an Access Point (AP) at speeds varying between 1 Mbps and 11 Mbps with a range of up to 300ft.  The effective data rate is dependant upon the distance between devices and the number and density of any physical barriers between them. 802.11g operate in the same crowded 2.4GHz frequency band as 802.11b using three non-overlapping channels.  This makes both 802.11b and 802.11g interference prone.  The advantage of 802.11g is that it provides a notional maximum data rate of 54 Mbps, but backward compatibility with 802.11b devices and interference typically reduces this rate substantially.  802.11a is more likely to deliver 54 Mbps because it operates in the 5.2 GHz spectrum and uses sophisticated OFDM modulation which is less susceptible to interference.  The downsides to 802.11a are that the device range is typically half that of 802.11b/g and the devices are more expensive.

There has been some confusion between 802.11 and 2.5G/3G cellular data services.  In reality, the technologies are designed to accomplish very different tasks: 802.11 is a short range, high speed local area network replacement with high power consumption making it impractical for very small devices.  Conversely, 2.5G and 3G cellular data networks provide lower peak data rates, but offer long range coverage with seamless cell-to-cell connection transfer and low power consumption required for small devices.

Wireless – Bluetooth PAN

A Personal Area Network (“PAN”) enables multiple devices within close physical proximity of the user to communicate wirelessly.  Bluetooth has become synonymous with PANs, although it was originally conceived by Ericsson to eliminate the wiring between computer peripherals and to replace fragile line-of-sight infrared.  Bluetooth v1.1 operates in unlicensed 2.4 GHz spectrum, has a maximum range of about 10 meters and supports a data rate of 0.92 Mbps (USB v1.1 communicates at 1.5 Mbps).  Most importantly, Bluetooth chipsets are cheap; prices have fallen to about $5 as production volume has increased.  Over 2,000 device manufacturers now support Bluetooth and almost all new mobile phones and PDAs incorporate it.

Wireless – 802.16 WiMax

802.16 is designed as a Metropolitan Area Network (MAN) technology and has a range of up to 30 miles, providing symmetrical data rates as high as 100 Mbps.  While a primary market for this technology is the provision wireless backhaul from 802.11 access points, it can also provide wireless last mile service to both fixed and mobile users.  In an effort to drive sales of portable electronic devices using its chips, Intel has become a leader in developing WiMAX chips for telecommunications infrastructure providers.  The radio equipment required to support 802.16 currently consumes more power and costs significantly more per node than WiFi configurations.

DESCRIPTION OF PROPERTY

Telava leases 16,000 square feet of office space in three modern office buildings in San Francisco and in Seoul, Korea and in Hong Kong from a company associated with its investors. Theses spaces function as the administrative offices. We believe this space is adequate for the foreseeable future.

LEGAL PROCEEDINGS

The company has no material  legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations for the Fiscal Years Ended December 31, 2008 and 2007

Our net sales for the year ended December 31, 2008 was $5,257,482, a decrease of $423,088 or 7%, when compared to the net sales of $5,680,570 for the year ended December 31, 2007. Most of our net sales in 2007 and most of 2008 were from the Local Area Yellow Pages business; our wireless business had minimal sales in 2007 and 2008.   The decrease was due to usage of less call centers and higher attrition rate of customers due to poor conditions in the economy.

The cost of sales for the years ended December 31, 2008 and 2007 totaled $1,826,617 and $2,039,708, respectively.  The decrease of $213,091or 10% in 2008 was due to costs incurred due to the decrease of overall sales.

Our gross profit was $3,430,865 and $3,640,862 for the years ended December 31, 2008 and 2007, respectively.  The gross profit increased by from 60% in 2007 to 65% in 2008 due to better cost controls.

Our total operating expenses increased from 2007 to 2008 due to the addition of human resources and expenses associated with expansion and sales growth. Increases in professional fees related to unrelated litigation and accounting costs associated with our audit. The increase in commissions and consulting expense was primarily caused by reduced costs associated with employee recruiting.  Bad debt expense decreased due to improved collection efforts.

Expansion of the wireless business will require a significant amount of capital. We estimate the capital need to be approximately $30 million, to be used primarily for building infrastructure and integrating infrastructure with our existing wireless assets. Our market area is the smaller metropolitan area (less than 100,000 population) which is currently underserved by current broadband solutions.

Liquidity and Capital Resources

As of December 31, 2008 we had $275,384 in cash and a working capital deficit of $1,841,092. Our shareholders’ equity was $2,004,336. As of December 31, 2008 we had advances from IBFA of $200,083, which was eliminated when we acquired IBFA in 2009. On January 16, 2008, Telava Acquisitions Corporation, a wholly owned subsidiary of Telava, announced that it has signed an agreement to acquire IBFA Acquisition Company, LLC (IBFA). The operations will continue to be under the auspices of a Management Agreement between the two entities until all regulatory transfer of licenses has been completed. IBFA began operations in 1995, and is a licensed Competitive Local Exchange Carrier (CLEC), long distance provider, and Internet Service Provider (ISP) based in the Midwest.  The Company anticipates the deal to be closed by the third quarter of 2008 pending the completion of the audit and regulatory transfer of licenses.  In 2008, the Company paid a deposit of $1,750,000 to acquire IBFA and this amount is included in other assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Derivatives

None.

Critical Accounting Policies

Stock Based Compensation:  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R) (revised 2004), “Share-Based Payment,” requiring the Company to recognize expense related to the fair value of its employee stock option awards.  SFAS-123(R) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB-25), “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

Revenue Recognition:

Telava NV and LIP:  The Company’s revenue is generated by customer subscriptions of directory and advertising services.  Revenue is billed and recognized monthly for services subscribed in that specific month.  The Company utilizes outside billing companies to transmit billing data, much of which is forwarded to Local Exchange Carriers (“LEC’s”) that provide local telephone service.

LEC Billing:  When a customer subscribes to the Company’s service, an electronic customer file is created which is the basis for the billing.  The Company submits gross billings electronically to third party billing aggregators. These billing aggregators compile and format electronic customer files and forward the billing records to the appropriate LEC’s.  The billing for our service flows through to monthly bills of the individual LEC customers.  The LEC’s collect the Company’s billing and remit amounts to the billing aggregators, which in turn remit funds to the Company.  The following are significant accounting estimates and assumptions used in the revenue recognition process with respect to these billings.

Customer refunds:  The Company’s customer refund policy allows the customer to request a refund if they are not satisfied with the service within the first 30 days of the subscription.  The Company accrues for refunds based on historical experience of refunds as a percentage of new billings in that 30-day period.  Customer refunds are reserved and charged against gross revenue.

Non-paying customers:  There are customers who may not pay the fee for our services even though the Company believes they are valid subscribers.  Included in cost of services is an accrual for estimated non-paying customers that are recorded at the time of billing.

Dilution:  The Company recognizes revenue during the month for which the service is provided based on net billings accepted by the billing aggregators and recognizes revenue only for accepted records.  However, subsequent to this acceptance, there are instances in the LEC billing process where a customer cannot be billed due to changes in telephone numbers, telephone carriers, data synchronization issues, etc.  These amounts that ultimately cannot be billed, as well as certain minor billing adjustments by the LEC’s, are commonly referred to as “dilution.”  Such unbillable accounts and chargebacks are estimated at the time of billing and charged against net revenues.

Fees:  Both the billing aggregator and the LEC charge processing fees.  Additionally, the LEC charges fees for responding to billing inquiries by its customers, processing refunds, and other customer-related services.  Such fees are estimated at the time of billing and charged to cost of services.

Revenue for billings to certain customers are billed directly by the Company and not through the LEC’s, is recognized based on estimated future collections.   The Company continuously reviews this estimate for reasonableness based on its collection experience.

Telava Wireless:  Leasing revenue for towers are recognized on a monthly basis based on the terms and conditions of the lease agreements.

LIP:  Printing revenue for coupon books are recognized as services are performed.

Foreign Currency Adjustments:  The financial position and results of operations of the Company’s foreign subsidiary, LIP, is measured using the foreign subsidiary’s local currency as the functional currency.  Revenues and expenses of the subsidiary have been translated into U.S. dollars at average exchange rates prevailing during the period.  Assets and liabilities have been translated at the rates of exchange on the balance sheet date.  The resulting translation gain and loss adjustments are recorded as a separate component of stockholders’ equity, unless there is a sale or complete liquidation of the underlying foreign investments.

 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of the Board of Directors of Unilava, Inc. serve until the next annual meeting of stockholders, or until their successors have been elected.  The officers serve at the pleasure of the Board of Directors.

The following persons became officers and directors in September 2009.

Baldwin Yung – President and Chief Executive Officer and Chief Financial Officer

Baldwin Yung, age 38, has been President, CEO and CFO of Telava since inception.  Mr. Yung is an experienced venture capitalist and finance executive who has raised funds in both debt and equity for publicly and privately-held companies.  He is also a successful entrepreneur, having co-founded a publicly-traded interactive multimedia and data management company- DigiLava, Inc.  Earlier in his career, Mr. Yung worked for global public accounting firms, such as Price Waterhouse Coopers, L.L.P., PKF International (previously known as Pannell, Kerr & Forster) and Worldwide CPAs, specializing in external audits and financial advisory services.  He has provided management consulting services to small to medium-sized start-ups and early-stage companies in various sectors including technology and telecommunications.

Mr. Yung has a Bachelor of Arts degree in Accounting from University of Oregon. He is a member and was appointed as the Honorary Chairman of the Business Advisory Council of the State of California and was awarded 2005 Businessman of the Year.

Chris W. Chen – Executive Vice President

One of the founders of Telava Marketing, Chris Chen, age 51, has served as Executive Vice President since 2003, bringing more than 25 years of experience in the telecommunication industry.

Prior to joining Telava, Mr. Chen served as President and CEO of Success Communications, Inc. Its core business includes software consulting of Long Distance Carrier and Operator Service Company, operations of LEC calling cards, operations of prepaid calling cards, credit card billings, LEC billing, direct billing, telemarketing setup, training and sales, customer services, and collections for telecommunications and Internet companies.

From 1995 to 1998, Mr. Chen served initially as MIS Director and, subsequently, as Vice President of Operations with Intercontinental Communications Group, Inc., a long distance carrier.  Prior to this, Mr. Chen was MIS Director for major companies, including Ascom Communications, Inc., the second largest pay phone company, US Communications of Westchester, Inc., a private pay phone company, Business Technologies Group, an accounting and technology service company, and The Pilgrim Group, Inc., a mutual fund company.

Mr. Chen obtained a Master of Science degree in Computer Science from The Stevens Institute of Technology in Hoboken, New Jersey in 1986 and a Bachelor of Science degree in mathematics from the National Central University in Taiwan in 1981.  Mr. Chen has also completed management and financial courses in the MBA program of Nova University of Fort Lauderdale, Florida.

Glen Goglia – Executive Vice President

Dr. Glen Goglia, age 66, has served as Executive Vice President/COO and has over four decades of experience in technology services and development. He was previously the CEO of Touisset, Inc., a consulting firm providing network and IT services to small businesses, including the Southern California Tribal Council Association, a non-profit corporation representing Indian Tribes in southern California. Prior to this position, he served as CEO of Summatec Corporation in San Diego, a company offering systems technology services including, manufacturing removable hard drives, which he co-invented and launched to the global market. This product is used by SpaWars and the White House.

In addition, Dr. Goglia has held various key positions throughout his career, including programmer at E.I. DuPont, sennior systems analyst at Collins & Aikman, senior project manager of all manufacturing computer systems at Kawasaki, and data base administrator at Lowenstien. He also holds numerous professional IT certifications, including Certified Cisco Network instructor and Microsoft Certified Professional.

As a volunteer, Dr. Goglia was elected the first president of the Downtown Main Street Program of California cities, designated by the State of California. In this capacity, he represented 120 businesses in the revitalization of downtown areas. In addition, he was appointed by the mayor to serve on a planning committee re-zoning the City of Vista.

Dr. Goglia obtained his B.S. in engineering from Southeastern Massachusetts University: M.Ed in Counseling from the University of North Carolina; Doctorate from Cleveland Chiropractic College, Los Angeles; Qualified Medical Evaluator for the Industrial Medical Board of the State of California.

Dr. Goglia will be based in the San Francisco headquarters. His valuable experience, technical knowledge, administrative and management expertise is an asset to the Unilava Corporation organization.

Boaz Yung – Executive Vice President

With extensive experience in emerging business and technology, Boaz Yung, age 30, has served as Executive Vice President of Telava since 2003, overseeing new market development, long-term strategic direction and the overall vision of the Company.  As a co-founder, Mr. Yung spearheaded Telava Marketing to a global corporation employing nearly 200 representatives.

Mr. Yung’s leadership philosophy and professional experience mirrors the Company’s goal—providing solution through strategy with technology and insight with action. He has led major assignments for companies with innovative technologies for Fortune 500 companies in the United States, Asia and Europe.  Mr. Yung possesses more than 10 years experience in business and consumer software product development, specifically in start-up software technology for both the Internet and advertising markets.

Prior to Telava, he served as Vice President of Operations at DigiLava, Inc. (DGLV.PK), a U.S. publicly traded interactive multimedia and data management company.  Mr. Yung also received his broad experiences and extensive network in the capital financing field while working as a Direct Investment Manager at Worldwide Capital.

Mr. Yung is an honor graduate of University of Oregon with a Bachelor of Science degree in General Science with minors in Computer Information Technology, Business, and Chemistry. Boaz Yung is the brother of Baldwin Yung.

Dicken Yung – Director

Dr. Dicken Yung, age 73, has served as a member of the Board of Directors since inception.  Since 1996, Dr. Yung has been serving as President of East Asia Region of Special Olympics International (SOI).  Additionally, Dr. Yung had served as a Board Member of Special Olympics International for three terms.  He is Founder of Special Olympics (Hong Kong), serving as Chairman from l974 until 1991. Prior to his position at SOI, Dr. Yung taught as a Professor at the University of Oregon, USA.  Previous to that, Dr. Yung held various senior professional and administrative positions in the British Hong Kong Government, including Deputy Secretary of Municipal Services; Commissioner for Culture and Recreation; Principal Assistant Secretary of Staff Management, and Principal Education Officer.

In addition to his 30 years of voluntary service to Special Olympics, Dr. Yung held many active leading roles over the course of 40 years in a large number of charities and non-government organizations internationally and in Hong Kong.  He served as Board and Executive Board Member at World Leisure Organization, Board Member of Hostelling International (USA), President of Hong Kong Recreation Management Association,  Founder and President of Hong Kong Sports Association for the Mentally-handicapped (1974-1991), Founding Member and Honorary Vice-President and Program Chairman of Hong Kong Sports Association for the Physically-disabled, President of The Association for Scientific Studies on Mental Handicap (HK), and Board Member and Program Chair of Hong Kong Physically-handicapped and Able-bodied Association.

Dr. Yung is a Justice of Peace and is the 2003 recipient of Magnolia Gold Medal Award-Shanghai Municipal Government’s most distinguished award.  Dr. Yung earned his Ph.D. from the University of Nottingham, M. A. from the University of Leeds, both in the UK, and other postgraduate qualifications, and Senior Fellowships from the University of Otago ,NZ, University of Hong Kong, and professional institutes in the UK and the U.S. Dr. Yung is the father of Baldwin Yung and Boaz Yung.

Michael Corrigan – Director

Michael Corrigan, age 60, has been a Director since inception of Telava in October 2007.  He is a member of the California bar and has his own law practice in Southern California.  Mr. Corrigan’s practice focuses on general and SEC representation of emerging high technology and other operating companies.  He has been counsel to private and public companies in a broad range of industries, including computer hardware and software, telecommunications, multimedia, action sports, restaurant, entertainment and sporting goods manufacturing.  He has assisted these companies with their corporate and partnership organization, private and public financing of debt and equity, mergers and acquisitions, joint ventures, technology licensing, real estate syndication and related commercial arrangements.  He has advised owners of these companies on retirement planning and estate planning matters.  In addition, Mr. Corrigan has represented several regional investment banking, advisory and management firms in securities and underwriting transactions, as well as compliance matters.

In a non-executive capacity, Mr. Corrigan sits on the Medical Bioethics Committee of Sharp Memorial Hospital, the Eagle Scout Review Board, the Board of Trustees of the California Ballet Association and the Board of Trustees of the San Diego Repertory Theatre.  He previously sat on the Board of Directors of the National Kidney Foundation of Southern California and the Board of Directors of United Way/CHAD.

Mr. Corrigan received his undergraduate degree from the University of Notre Dame, with a major in finance, and both a J.D. and an MBA from the University of Denver.

Ruth Brown – Director

Mrs. Ruth Brown has been Director of the Company since October 2007. Mrs. Brown is an investment, property and commercial business entrepreneur. She has been involved in technology investment over the past 13 years. Mrs. Brown is a co-owner of a commercial meat company in Southern California and a real estate and property management company in Hawaii.

Mrs. Brown graduated from Farrington High School in Hawaii. After attending Kapiolani Community College and working at the University of Hawaii, Mrs. Brown moved to California in 1967, where she worked in the accounting field.  In the late 1970s, Mrs. Brown, together with her husband, successfully started a meat commercial meat company and business has been in operation since then.  Today, the company has over 40 employees and 3 subsidiaries. During the1990s, Mr. and Mrs. Brown started investing in Hawaii Real Estate and in high-tech digital media industry. In 1999, they started their own property management company in Hawaii and have found much success in Hawaii Real Estate. Mrs. Brown has also for many years been actively involved as a leading volunteer in community educational work.

Mr. Rodger Spainhower, Sr. – Director

Rodger Spainhower, age 65, has been a director since October 2007. He founded Highland, a business consulting company in 1984 and has since then been providing services to businesses in areas of management, administration, compliance, software development and data management.  Prior to founding Highland, Mr. Spainhower served as President and CEO of Hyland Title Corporation, where he oversaw the company’s management, administration and coordination of all services to a major title insurance agency.  Before Hyland Title, Mr. Spainhower built a broad base of operations experience serving as Vice President at Great Western National Bank and as Operations Officer and Auditor at Valley National Bank in the US.  At both banks, Mr. Spainhower was in charge of managing the bank operation for various branch offices including cash control, personnel, accounting and customer services.

Mr. Spainhower studied at the American Institute of Banking with special emphasis on Banking and Business Administration.

Unilava, Inc. does not have an audit committee.  Telava Networks, Inc. does not have a financial expert on its audit committee, because of the difficulty encountered by all small public companies in obtaining outside board members.  We cannot predict when, if ever, we will be able to attract a person to the board of directors who is a financial expert.

Mr. Colin Tilley – Director

Mr. Colin Tilley has been Board Member of Unilava Corporation, Inc. for four years. He has over 30 years of general management experience. Having started his career in municipal government in London, where he rose to the position of Deputy Director, he went to work for international management consultants Pannell Kerr Forster Associates (PKFA) as a senior management consultant for five years. He left to establish the first of two companies he has successfully co-founded. The first, Whiteley International, was a management consultancy of which he was a partner for some 12 years, which specialised in strategy development, business planning, organizational reviews and business monitoring and evaluation. During this time, he also co-founded Creating Excellence, a multi-faceted management and marketing company, with UK clients such as Nike, Reuters, the BBC, Comic Relief, Sport England, UK Sport and the British Heart Foundation. He has been involved in all aspects of the business, especially strategic direction, business planning and development and client development. He remains as a director of that organization in a mainly non-executive capacity. In 2004, he formed Tilley and Associates, to offer consultancy and interim management services.

In a non-executive capacity, Mr. Tilley has been appointed twice to the boards of The Princess Alexandra Acute Hospital Trust in the UK and the World Leisure Organization, which is a Non-Governmental Organisation (NGO) of the United Nations. In 2006, he was appointed to the board of Usport at the University of Sheffield in the UK. He has co-authored two books and numerous articles on many aspects of management, especially leadership and motivation.

Mr. Tilley has a Bachelor of Education (Hons) degree from Loughborough University in the UK and a Masters degree in management from the University of Oregon, USA.

 EXECUTIVE COMPENSATION

Baldwin Yung, the Chief Executive and Financial Officer of Unilava, received $80,000 in calendar 2008 in salary and received $84,327 in salary and $27,000 in bonuses in 2007. This does not include the cost of benefits which may be furnished to Mr. Yung for premiums for health insurance and other benefits provided to such individuals that are extended in connection with the conduct of our business.

Telava Networks, Inc. has no long term incentive plans other than the plans described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The names of the current directors and executive officers of the Registrant and holders of more than 5% of the outstanding shares of common stock and the number of shares held and the percentage of the total issued and outstanding Common Stock (the only voting security) of the Registrant owned by each of them are as follows. The address of each, unless otherwise noted, is 353 Sacramento Street, Suite 1500, San Francisco California.

Number of Shares

Percentage of

Name

Office

Owned

Shares Owned

Baldwin Yung

President/CEO/

5,500,000

5.5%

CFO/Director

Chris W. Chen

Executive Vice

4,400,000

4.4%

President

Dr. Glen Goglia

Executive Vice

--

--

President

Boaz Yung

Executive Vice

1,375,000

1.4%

President

Dicken Yung

Director

2,475,000

2.5%

Michael Corrigan

Director

--

--

Ruth Brown

Director

--

--

Rodger Spainhower

Director

--

--

Brian Peacock

Director

--

--

Colin Tilley

Director

--

--

Carlington HK

   Limited(2)

N/A

38,500,000

38.5%

All executive officers and directors as a

 group (10 persons)

13,750,000

13.8%

(1)

Except as otherwise noted, shares are owned beneficially and of record, and such record stockholder has sole voting, investment, and dispositive power.

(3)

Mr. Lam Kam Hung is the control person of Carlington Hong Kong Limited, an investment group which directly owns these shares, and he may be deemed to be the beneficial owner of the 38,500,000 shares owned by Carlington Hong Kong Limited.

FINANCIAL STATEMENTS

The audited financial statements of Telava Networks, Inc. for the two years ended December 31, 2008 and 2007 are included in the following pages.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Telava Networks, Incorporated and subsidiaries

San Francisco, California

We have audited the accompanying balance sheets of Telava Networks, Incorporated and subsidiaries (the Company) as of December 31, 2008 and 2007 and the related statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telava Networks, Incorporated and subsidiaries as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. Management’s plan in regards to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC

Henderson, Nevada

June 25, 2009

TELAVA NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(U.S. Dollars)

For the Years Ended December 31,

2008

2007

Net sales

$

5,257,482

$

5,680,570

Cost of sales

1,826,617

2,039,708

Gross profit

3,430,865

3,640,862

Operating expenses

Salaries and payroll taxes

2,300,725

1,813,436

Depreciation and amortization

184,592

158,510

Commissions and consulting

138,008

250,163

Professional fees

209,167

87,240

Bad debt

69,687

294,460

Other general and administrative expenses

1,665,676

1,167,327

Total operating expenses

4,567,855

3,771,136

Loss from operations

(1,136,990)

(130,274)

Other Income (Expense)

Interest income

2,831

6,356

Other income

168,687

649

Interest expense

(320,527)

(29,308)

Total other income/(expense)

(149,009)

(22,303)

Net loss before taxes

(1,285,999)

(152,577)

Benefit from income taxes

--

95,630

Net income before minority interest

(1,258,999)

(56,947)

Minority interest in income

127,410

120,132

Net income (loss)

$

(1,158,589)

$

63,185

Net loss per common share and equivalents – basic and diluted

$

(0.06)

$

0.00

Weighted average outstanding common shares – basic and diluted

20,000,000

20,000,000

Comprehensive Income/(Loss)

Net loss

$

(1,158,589)

$

63,185

Foreign currency translation adjustment

(58,996)

(3,435)

Comprehensive Income/(Loss)

$

(1,217,585)

$

59,750

TELAVA NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

December 31,

December 31,

ASSETS

2008

2007

Current assets

Cash and cash equivalents

$

275,384

$

648,054

Accounts receivable, net

1,268,798

1,330,370

Notes receivable,

178

23,803

Employee receivable

--

1,491

Prepaid expenses

25,144

30,777

Total current assets

1,587,504

2,034,495

Property, plant, and equipment, net

2,174,634

2,073,886

Intangible asset, net

25,863

51,727

Deposit on acquisition agreement

1,750,000

Other assets

111,451

128,262

Total assets

$

5,649,452

$

4,288,370

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable

$

411,731

$

163,433

Accrued expenses

321,360

102,682

Accrued interest

82,268

16,730

Advances from customers

5,687

124

Other taxes payable

3,234

18,568

Payroll & payroll tax liabilities

43,541

9,379

Advances from IBFA

200,083

--

Line of Credit

1,565,211

--

Notes payable

792,481

430,000

Total current liabilities

3,425,596

740,916

Total liabilities

3,425,596

740,916

Minority interest – Telava Wireless

219,520

344,930

Stockholder’s equity

Preferred stock, $0.001 par value, 1,000,000 shares authorized no shares issued and outstanding

at December 31, 2008 and 2007

--

--

Common stock, $0.001 par value 24,000,000 shares authorized

20,000,000 and 20,000,000 shares issued and outstanding

at December 31, 2008 and 2007, respectively

20,000

20,000

Additional paid-in capital

1,499,074

1499,074

Stock payable

116,385

96,988

Other comprehensive income

(62,567)

(3,571)

Retained earnings

431,444

1,590,033

Total stockholders’ equity

2,004,336

3,202,524

Total liabilities and stockholders’ equity

$

5,649,452

$

4,288,370

TELAVA NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(U.S. Dollars)

Additional

Other

Preferred Stock

Common Stock

Paid-in

Stock

Comprehensive

Retained

Shares

Amount

Shares

Amount

Capital

Payable

Loss

Earnings

Total

Balance, December 31, 2006

--

$

--

20,000,000

$

20,000

$

1,499,074

$

--

$

(136)

$

1,526,848

$

3,045,786

Purchase intangible assets

--

--

--

--

--

77,590

--

--

77,590

Shares issued for services

--

--

--

--

--

19,398

--

--

19,398

Foreign currency translation adjustment

--

--

--

--

--

--

(3,435)

--

(3,435)

Net income (loss)

--

--

--

--

--

--

--

63,185

63,185

Balance, December 31, 2007

--

$

--

20,000,000

$

20,000

$

1,499,074

$

96,988

$

(3,571)

$

1,590,033

$

32,202,524

Shares for services

--

--

--

--

--

19,397

--

--

19,397

Foreign currency translation adjustment

--

--

--

--

--

--

(58,996)

--

(58,996)

Net loss

--

--

--

--

--

--

--

(1,158,589)

(1,158,589)

Balance, December 31, 2007

--

$

--

20,000,000

$

20,000

$

1,499,074

$

116,385

$

(62,567)

$

431,444

$

2,004,336

TELAVA NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

For the Years Ended December 31,

2008

2007

Cash Flows from Operating Activities:

Net income (loss)

$

(1,158,589)

$

63,185

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization

184,592

158,510

Stock issued for services

19,397

19,398

Minority interest net loss

(127,410)

(120,132)

Changes in operating assets and liabilities:

(Increase) decrease in:

Accounts receivable

43,572

(66,960)

Employee receivable

1,491

1,120

Prepaid Expenses

5,633

241,439

Other assets

16,811

(63,938)

Increase (decrease) in:

Accounts payable

248,298

(52,227)

Accrued expenses

218,678

16,402

Accrued interest

65,538

16,730

Advances from customers

5,563

124

Other taxes payable

(15,334)

16,947

Accrued salaries and taxes payable

34,163

(23,026)

Deferred tax liability

--

(95,630)

Net cash used in operating activities

(457,597)

111,942

Cash Flows from Investing activities:

Purchase of property and equipment

(259,477)

(77,438)

Deposit on acquisition agreement

(1,750,000)

--

Proceeds for notes receivable

176,036

17,986

Payments for notes receivable

(152,411)

(121,994)

Net cash used in investing activities

(1,985,852)

(181,446)

Cash Flows from Financing Activities:

Proceeds from minority interest holders

2,000

--

Proceeds from line of credit

7,750,000

--

Payments to line of credit

(184,789)

--

Advances from IBFA

200,083

--

Proceeds from notes payable

386,000

2,004,791

Payments for notes payable

(23,519)

(1,612,734)

Net cash provided by financing activities

2,129,775

392,047

Net increase (decrease) in cash during year

(313,674)

322,553

Effect of foreign currency translation adjustment

(58,996)

(3,435)

Cash and cash equivalents at beginning of period

648,054

328,936

Cash and cash equivalents at end of period

$

275,384

$

648,054

Supplemental disclosure for non-cash items:

Purchase of intangible assets with common stock

$

--

$

77,590

Services rendered for common stock

$

19,397

$

19,398

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

1.

ORGANIZATION AND BASIS OF PRESENTATION

Telava Networks, Inc. , a privately owned company, (“TelavaNV”) was incorporated in Nevada on July 23, 2003 as Local Area Yellow Pages to provide advertising and directory listings for small and medium sized businesses on its

Internet website in a “Yellow Pages” format.  The Company provides those services to its subscribers for a monthly fee.  These services are provided primarily to small and medium sized businesses throughout the United States.  On July 10, 2007, Local Area Yellow Pages amended its Articles of Incorporation to change the name of the corporation to Telava Networks, Inc. (“TelavaNV”) for the purpose of launching its network to provide the next generation fixed and mobile WiMAX broadband solutions to small and medium businesses, public safety organizations, and others in various markets through its network.  TelavaNV continues its Yellow Pages operations while, at the same time, expanding its WiMAX network.  Through December 31, 2008, nearly all of the Company’s revenues have been generated by its Yellow Pages business.

On January 19, 2006, TelavaNV formed Local Info Pages, Inc. (“LIP”), headquartered in Seoul, South Korea, as a wholly owned subsidiary of Telava Networks, Inc. LIP is one of the leading direct marketing and business service companies in Korea. LIP connects advertisers to targeted audiences through its network advertising products and services. On January 3, 2007, the Company acquired a website valued at $77,590.  The website brings value to the Company because of its large customer base and they can target market those customers.  Another division of LIP is the second largest coupon company in South Korea which enables advertisers to directly reach consumers with branded media products, coupons and other advertisements. Consumers trust the Company to deliver the best values in town via direct and online coupons. For advertisers, LIP offers business advertising solutions by enabling them to sell their products and services in person, online or through the mail.

On May 17, 2006, TelavaNV formed Telava Wireless, Inc. (“Telava Wireless”) as a subsidiary for the purpose of entering the mobile WiMAX broadband solutions market.  On November 6, 2006, the Company acquired 40 microwave towers in exchange for 25% of Telava Wireless.

On September 11, 2007, TelavaNV formed Telava Acquisitions, Inc. as a wholly owned subsidiary for the purpose of acquiring other related businesses.

On November 12, 2008, TelavaNV formed Telava Mobile, Inc. as a majority owned subsidiary.  TelavaNV owns 80% of the subsidiary.

On October 1, 2007, TelavaNV acquired TransNational Financial Networks, Inc., a California corporation, (“TelavaCA”), via reverse merger.  The acquisition was effected by the issuance of 958,134 shares of Series A Convertible Preferred Stock by TelavaCA to the six shareholders of TelavaNV in exchange for all of the 20,000,000 shares of TelavaNV.  Prior to this transaction, TelavaCA had 11,218,061 shares of common stock outstanding.  An additional 400,000 shares of Series A Convertible Preferred Stock was subsequently issued to certain holders of TelavaNV convertible notes. Each share of Series A Convertible Preferred Stock was convertible into 100 shares of common stock; which were all converted to a total of 135,813,000 shares of common stock prior to December 31, 2007.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

1.

ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The acquisition of TelavaNV represented a change in control of our Company. For accounting purposes, this change in control constitutes a re-capitalization of TelavaNV, and is accounted for as a reverse merger whereby the legal acquiror, TelavaCA, is treated as the acquired entity, and the legal subsidiary, TelavaNV, is treated as the acquiring company with the continuing operations. Accordingly, the historical financial information of TelavaNV, Telava Wireless, and LIP constitutes the Company's historical financial information prior to October 1, 2007 and the combined operations of TelavaNV, TelavaCA, Telava Wireless and LIP (the “Company”) are reported from October 1, 2007 forward.

As part of the reverse merger, the Company acquired convertible debentures totaling $2,100,000.  During the year ended December 31, 2007, six holders of $450,000 in convertible debentures converted their debt into 450,000 shares of common stock.  Such convertible debt converts into one share of common stock for each dollar in principal amount of debt outstanding.  Additionally, the Company issued 200,000 shares to an entity which is considered a finder’s fee.  The Company acquired 37,116 shares of treasury stock valued at $37,198.

On March 12, 2009, TelavaCA, TelavaNV and the TelavaNV shareholders entered into a Release and Settlement Agreement for the recission of the acquisition of TelavaNV and its subsidiaries.  TelavaNV returned 135,813,400 shares to be cancelled by TelavaCA and TelavaCA returned 100% of the shares of TelavaNV.  As a result of the recission, TelavaCA is no longer included in the consolidated financial statements and has changed its name back to TransNational Financial Networks, Inc.

On January 22, 2008, the Board of Directors approved a change in the Company’s fiscal year end from April 30 to December 31, effective as of December 31, 2007.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:  The consolidated financial statements include the accounts of Telava Networks, Inc. Nevada (TelavaNV) and its wholly-owned and majority-owned subsidiaries Telava Wireless, Inc., Local Info Pages, Inc., Telava Acquisitions, Inc. and Telava Mobile, Inc.  All significant inter-company balances and transactions have been eliminated.  TelavaNV and its subsidiaries Telava Wireless, Inc., Local Info Pages, Inc., Telava Acquisitions, Inc. and Telava Mobile, Inc. will be collectively referred herein to as the “Company”.  Minority interests in the net assets and earnings or losses of a consolidated subsidiary are reflected in the caption “Minority Interest” in the Company’s consolidated financial statements.  Minority interest adjusts the Company’s consolidated results of operations to reflect only the Company’s share of the earnings or losses of the subsidiary.

Minority Interest: The Company owns 75% of Telava Wireless and 80% of Telava Mobile and 25% and 20%, respectively, is owned by unrelated third parties.  Telava Wireless and Telava Mobile have been consolidated with the presentation of minority interest for the 25% and 20% that is owned by unrelated third parties.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments:  Financial instruments consist primarily of cash, accounts receivable, advances to affiliates and obligations under accounts payable, accrued expenses and notes payable.  The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and notes payable approximate fair value because of the short maturity of those instruments. The carrying amount of the advances to affiliates approximates fair value because the Company charges what it believes are market rate interest rates for comparable credit risk instruments. The Company has applied certain assumptions in estimating these fair values. The use of different assumptions or methodologies may have a material effect on the estimated fair values.

Foreign Currency Adjustments:  The financial position and results of operations of the Company’s foreign subsidiary, LIP, is measured using the foreign subsidiary’s local currency as the functional currency.  Revenues and expenses of the subsidiary have been translated into U.S. dollars at average exchange rates prevailing during the period.  Assets and liabilities have been translated at the rates of exchange on the balance sheet date.  The resulting translation gain and loss adjustments are recorded as a separate component of stockholders’ equity, unless there is a sale or complete liquidation of the underlying foreign investments.  Foreign currency translation adjustments for the years ended December 31, 2008 and 2007 resulted in losses of $58,996 and $3,435, respectively.

Cash and Cash Equivalents:  This includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.  At times cash deposits may have exceeded government insured limits.  At December 31, 2008 and 2007, cash deposits exceeded those insured limits by $0 and $360,135, respectively.

Property and Equipment:  Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight line method for financial statement purposes.  The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Equipment	7 years
Microwave Towers	25 years
Software	3 to 5 years

Intangible Assets:  Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets” ("FAS 142") requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of FAS 142. This standard also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. As of December 31, 2008 and 2007, the Company believes there is no impairment of its intangible assets.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's intangible assets consist of the costs of acquiring a website. The website is recorded at cost.  The Company determined that the website has an estimated useful life of 3 years and will be reviewed annually for impairment.  Amortization will be recorded over the estimated useful life of the assets using the straight-line method for financial statement purposes.

Revenue Recognition:

Telava NV and LIP:  The Company’s revenue is generated by customer subscriptions of directory and advertising services.  Revenue is billed and recognized monthly for services subscribed in that specific month.  The Company utilizes outside billing companies to transmit billing data, much of which is forwarded to Local Exchange Carriers (“LEC’s”) that provide local telephone service.

LEC Billing:  When a customer subscribes to the Company’s service, an electronic customer file is created which is the basis for the billing.  The Company submits gross billings electronically to third party billing aggregators. These billing aggregators compile and format electronic customer files and forward the billing records to the appropriate LEC’s.  The billing for our service flows through to monthly bills of the individual LEC customers.  The LEC’s collect the Company’s billing and remit amounts to the billing aggregators, which in turn remit funds to the Company.  The following are significant accounting estimates and assumptions used in the revenue recognition process with respect to these billings.

Customer refunds:  The Company’s customer refund policy allows the customer to request a refund if they are not satisfied with the service within the first 30 days of the subscription.  The Company accrues for refunds based on historical experience of refunds as a percentage of new billings in that 30-day period.  Customer refunds are reserved and charged against gross revenue.

Non-paying customers:  There are customers who may not pay the fee for our services even though the Company believes they are valid subscribers.  Included in cost of services is an accrual for estimated non-paying customers that are recorded at the time of billing.

Dilution:  The Company recognizes revenue during the month for which the service is provided based on net billings accepted by the billing aggregators and recognizes revenue only for accepted records.  However, subsequent to this acceptance, there are instances in the LEC billing process where a customer cannot be billed due to changes in telephone numbers, telephone carriers, data synchronization issues, etc.  These amounts that ultimately cannot be billed, as well as certain minor billing adjustments by the LEC’s, are commonly referred to as “dilution.”  Such unbillable accounts and chargebacks are estimated at the time of billing and charged against net revenues.

Fees:  Both the billing aggregator and the LEC charge processing fees.  Additionally, the LEC charges fees for responding to billing inquiries by its customers, processing refunds, and other customer-related services.  Such fees are estimated at the time of billing and charged to cost of services.

Revenue for billings to certain customers billed directly by the Company and not through the LEC’s, is recognized based on estimated future collections.   The Company continuously reviews this estimate for reasonableness based on its collection experience.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Telava Wireless:  Leasing revenue for towers are recognized on a monthly basis based on the terms and conditions of the lease agreements.

LIP:  Printing revenue for coupon books are recognized as services are performed.

Advertising Costs:  The Company incurs advertising costs that are not considered direct response advertising and are expensed when incurred.  Advertising expenses were $12,508 and $12,800 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes:  The Company accounts for income taxes in accordance with FASB Statement No. 109 "Accounting for Income Taxes." SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards.

Net  Income (Loss) per Common Share:  The Company computes net income (loss) per share  in  accordance  with  SFAS  No.  128, “Earnings  per  Share” and SEC Staff Accounting  Bulletin  ("SAB")  No. 98.  Under the provisions of SFAS No. 128 and SAB  No.  98,  basic  net  income (loss)  per  share is computed by dividing the net loss available  to  common stockholders for the period by the weighted average number of  shares  of  common  stock outstanding during the period.  The calculation of diluted  net  loss  per share gives effect to common stock equivalents, however, potential  common  shares  are  excluded  if  their  effect  is  antidilutive. The Company has no common stock equivalents as of December 31, 2008 and 2007, respectively.

Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the estimate of dilution and fees associated with LEC billings and the estimated reserve for doubtful accounts receivable.

Other Comprehensive Income (Loss):  Comprehensive income/(loss) consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income.  For the Company, such items consist solely of foreign currency translation gains and losses.

Segment Operations:  The Company has revenues of approximately $67,902 and $65,382 related to its WiMax broadband solution which is approximately 1% and 1% of total revenue for the year ended December 31, 2008 and 2007, respectively.  The Company does not segment its operations since the WiMax operations have not truly commenced.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification:  The financial statements for 2007 reflect certain reclassifications, which have nominal effect on net income, to conform to classifications in the current year.

Recently Issued Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements" ("SFAS 157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for years beginning after November 15, 2007 (January 1, 2008 for the Company). The adoption of SFAS 157 did not have a material impact on its financial statements.

In February 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.”  The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The adoption of this statement did not have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations.” This Statement replaces SFAS 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes,” to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.  It also amends SFAS 142, “Goodwill and Other Intangible Assets,” to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Management has not determined the effect that adopting this statement would have on the Company’s financial condition or results of operations.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued):

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Management has not determined the effect that adopting this statement would have on the Company’s financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities", an amendment of SFAS No. 133. SFAS 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS 133 and related hedged items accounted for under SFAS 133. SFAS 161 requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2008. The Company does not expect the adoption of SFAS 161 will have a material impact on its financial condition or results of operation.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  SFAS 162 will provide framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities.  SFAS 162 will be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411.  The Company does not expect the adoption of SFAS 162 will have a material impact on its financial condition or results of operation.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements:

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.”  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.  SFAS 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not expect the adoption of SFAS 163 will have a material impact on its financial condition or results of operation.

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which amends the factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”).  FSP FAS 142-3 applies to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions.  It removes a provision under FAS No. 142, requiring an entity to consider whether a contractual renewal or extension clause can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset.  Instead, FSP FAS 142-3 requires that an entity consider its own experience in renewing similar arrangements.  An entity would consider market participant assumptions regarding renewal if no such relevant experience exists.  FSP FAS 142-3 is effective for year ends beginning after December 15, 2008 with early adoption prohibited.  The Company does not expect the adoption of FSP FAS 142-3 will have a material impact on its financial condition or results of operation.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”).  FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years.  Early application of EITF 03-6-1 is prohibited.  It also requires that all prior-period EPS data be adjusted retrospectively.  The Company does not expect the adoption of EITF 03-6-1 will have a material impact on its financial condition or results of operation.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements:

In September 2008, the FASB issued exposure drafts that eliminate qualifying special purpose entities from the guidance of SFAS No. 140, “Accounting for Transfers and Servicing of Financial  Assets and  Extinguishments of Liabilities,” and  FASB  Interpretation 46 (revised December 2003), “Consolidation of  Variable  Interest Entities − an interpretation of ARB  No. 51,” as well as other modifications.  While the proposed revised pronouncements have not been finalized and the proposals are subject to further public comment, the Company anticipates the changes will not have a significant impact on the Company’s financial statements.  The changes would be effective March 1, 2010, on a prospective basis.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” (“FSP FAS 157-3”), which clarifies application of SFAS 157 in a market that is not active.  FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued.  The adoption of FSP FAS 157-3 had no impact on the Company’s results of operations, financial condition or cash flows.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”).  FSP FAS 132(R)-1 requires additional fair value disclosures about employers’ pension and postretirement benefit plan assets consistent with guidance contained in SFAS 157.  Specifically, employers will be required to disclose information about how investment allocation decisions are made, the fair value of each major category of plan assets and information about the inputs and valuation techniques used to develop the fair value measurements of plan assets. This FSP is effective for fiscal years ending after December 15, 2009.  The Company does not expect the adoption of FSP FAS 132(R)-1 will have a material impact on its financial condition or results of operation.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities, including qualifying special-purpose entities.  This FSP is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged.  The Company adopted this FSP effective January 1, 2009.  The adoption of the FSP had no impact on the Company’s results of operations, financial condition or cash flows.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”).  FSP FAS 157-4 provides guidance on estimating fair value when market activity has decreased and on identifying transactions that are not orderly.  Additionally, entities are required to disclose in interim and annual periods the inputs and valuation techniques used to measure fair value.  This FSP is effective for interim and annual periods ending after June 15, 2009.  The Company does not expect the adoption of FSP FAS 157-4 will have a material impact on its financial condition or results of operation.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events,” (“SFAS No. 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 applies to both interim financial statements and annual financial statements. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. SFAS 165 does not have a material impact on our financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140,” (“SFAS 166”). SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will adopt SFAS 166 in fiscal 2010. The Company does not expect that the adoption of SFAS 166 will have a material impact on the consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R),” (“SFAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. The Company will adopt SFAS 167 in fiscal 2010. The Company does not expect that the adoption of SFAS 167 will have a material impact on the consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 168”). SFAS 168 replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”). SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Company will begin to use the new Codification when referring to GAAP in its annual report on Form 10-K for the fiscal year ending December 31, 2009. This will not have an impact on the consolidated results of the Company.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

3.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $1,158,589 for the year ended December 31, 2008. The Company’s current liabilities exceed its current assets by $2,338,092 as of December 31, 2008.

These conditions give rise to substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Management’s plan, in this regard, is to raise financing through a combination of equity and debt financing. Management believes this amount will be sufficient to finance the continuing development for the next twelve months. However, there is no assurance that the Company will be successful in raising such financing.

 4.   ACCOUNTS RECEIVABLE

The Company provides billing information to a third party billing company for the majority of its monthly billings. Billings submitted are “filtered” by this billing company and the LEC’s. Net accepted billings are recognized as revenue and accounts receivable.  The billing company remits payments to the Company on the basis of cash ultimately received from the LEC’s by the billing company.  The billing company and LEC’s charge fees for services, which are netted against the gross accounts receivable balance. The billing companies also apply holdbacks to the remittance for potentially uncollectible accounts.  These dilution amounts will vary due to numerous factors and the Company may not be certain as to the actual amounts of dilution on any specific billing submittal until several months after that submittal.  The Company estimates the amount of these charges and holdbacks based on historical experience and subsequent information received from the billing companies. The Company also estimates uncollectible account balances and provides an allowance for such estimates.  As of December 31, 2008 and 2007, the amount reserved for uncollectible account balances is $52,840 and $235,202, respectively.

The billing companies retain certain holdbacks that may not be collected by the Company for a period extending beyond one year.   The balances are charged to bad debt expense.  However, when true-up balances occur with the LEC after six to eighteen months, the money received will be classified as revenue to offset current bad debt expenses.

The Company experiences significant dilution of its gross billings by the billing company.  The Company negotiates collections with the billing companies on the basis of the contracted terms and historical experience.  The Company’s cash flow may be affected by holdbacks, fees, and other matters, which are determined by the LEC’s and the billing company.  The Company processes its billings through the primary billing company.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

5.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at:

	December 31, 2008	December 31, 2007
Microwave Towers	$ 1,998,765	$ 1,998,765
Computer Equipment	219,208	180,427
Furniture and Equipment	108,932	77,197
Software	36,893	34,796
Tenant Improvements	181,834	-
Subtotal	2,545,632	2,291,185
Less: Accumulated Depreciation	(370,998)	(217,299)
Total	$ 2,174,634	$ 2,073,886

Depreciation expense was $153,699 and $132,647 for the years ended December 31, 2008 and 2007, respectively.

6.   INTANGIBLE ASSETS

Intangible assets consisted of the following at:

	December 31, 2008	December 31, 2007
Website	$ 77,590	$ 77,590
Less: Accumulated Amortization	(51,727)	(25,863)
Total	$ 25,863	$ 51,727

Amortization expense was $25,863 and $25,863 for the years ended December 31, 2008 and 2007, respectively.

7.   OTHER ASSETS

Other assets consisted of security deposits for the leases of office spaces.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

8.   NOTES PAYABLE AND ADVANCES FROM IBFA

Short-term debt consists of the following at:

	December 31, 2008	December 31, 2007
Demand note payable to an entity, unsecured, interest at 8%	$ 740,000	$ 390,000

Demand note payable to an entity, unsecured, imputed interest at 8%	40,000	40,000

Note payable to an entity, unsecured, interest at 8%, maturity date of May 2009	12,481	-

Total	$ 792,481	$ 430,000

Interest expense was $71,788 and $29,308 for the years ended December 31, 2008 and 2007, respectively.

During the year ended December 31, 2008, the Company received $200,083 from IBFA which is recorded as advances from IBFA.  The advances bear interest at 0% per annum and are due upon demand.

9.  LINE OF CREDIT

The Company had a line of credit totaling $1,600,000 under which the Company may borrow on a secured basis at the prime rate plus 7%.  There were no amounts outstanding under this line of credit at December 31, 2007.  The credit agreement requires compliance with certain financial covenants and expired on September 12, 2008.  The use of proceeds is limited to the acquisition of Kite Broadband, LLC.  During the year ended December 31, 2007, the Company received a total of $1,574,000; however, the acquisition of Kite Broadband, LLC did not occur therefore the Company was required to return all of the funds.  The lender retained a total of $26,000 as a non refundable origination and commitment fee.

On January 17, 2008, the Company renegotiated the line of credit and increased the amount to $1,800,000 and paid the lender $2,000 for the increased commitment fee.  The use of proceeds has been amended and the funds must be used for the acquisition of IBFA Acquisition Company, LLC.  (See Note 17).

During the year ended ended December 31, 2008, the Company borrowed $1,750,000 of the $1,800,000 line of credit and has repaid $184,789 to the lender.  As of December 31, 2008, the Company has an available credit line of $234,789 to be used for any additional costs related to the IBFA acquisition. The amount due as of December 31, 2008 is $1,565,211.

The direct costs associated with the line of credit are considered a discount on the debt and amortized over the life of the line of credit.  The Company amortized loan fees totaling $26,000 and $0, during the year ended December 31, 2008 and 2007, respectively.  Total interest expense was $248,739 and $0, during the year ended December 31, 2008 and 2007, respectively.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

10.  INCOME TAXES

A reconciliation of income tax expense using the statutory federal and state income tax rates is as follows for the years ended December 31:

	2008	2007
Income tax benefit at statutory rate	$(397,000)	$(58,779)
State income taxes	(108,000)	-
Increase in valuation allowance	505,000	58,779
Income tax expense	$—	$—

Deferred income taxes reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their basis for financial reporting purposes. Temporary differences giving rise to the current deferred tax asset and liability primarily relate to accrual-to-cash adjustments as the Company follows the accrual basis of accounting for financial reporting but the cash basis for tax purposes. The other major temporary timing differences giving rise to the non-current deferred tax asset are net operating loss carryforwards. The temporary differences giving rise to the non-current deferred tax liability consist of the depreciation and amortization for financial reporting purposes using a straight line basis which are different for tax reporting purposes.

Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their basis for financial reporting purposes. Deferred tax assets and liabilities are as follows:

	2008	2007
Net operating loss carryforwards	$705,000	$305,000
Accrual-to-cash adjustment	87,000	(22,000)
Depreciation and amortization	(32,000)	(1,000)
Allowance for bad debt	154,000	127,000

Valuation allowance	(914,000)	(409,000)
	$—	$—

As a result of the significant net losses incurred since inception and because the likelihood of being able to utilize these losses is not presently determinable, the Company has recorded a valuation allowance to fully reserve its net deferred tax asset.

At December 31, 2008, the Company has available unused state and federal operating loss carryforwards of approximately $1,609,000 for federal taxes and $1,609,000 for state taxes that may provide future tax benefits, expiring between 2013 and 2018 for state taxes and 2023 through 2028 for federal taxes, as follows:

	Federal	State
NOL carryforward expiration:
2013	$—	$45,000
2014	—	516,000
2015	—	---
2016	—	135,000
2017	—	---
Thereafter	1,609,000	913,000
	$1,609,000	$1,609,000

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2008 and 2007

11.   LEASES

The Company leases its office space under long-term operating leases expiring through fiscal year 2008. Rent expense under these leases was $496,719 and $341,319 for the years ended December 31, 2008 and 2007, respectively.  The lease expired on April 30, 2008.  On February 22, 2008, the Company executed a lease with the landlord for additional office space for corporate use commencing May 1, 2008 and expires on April 30, 2013.  (See Note 15).  Lease obligations are disclosed as follows:

Year

Future Minimum Lease Payments

2009

$489,173

2010

$500,638

2011

$512,103

2012

$523,568

Thereafter

$175,797

The Company entered into a corporate leasing agreement for the property located in San Francisco on October 1, 2006 for monthly rental of $5,000. The lease has an option to renew for another year on a month to month basis The Company leases office space in Seoul, Korea for the LIP operations.  The Company has the option to continue with the lease on a month-to-month basis.  The monthly rent is approximately $5,000 and expired on December 31, 2008.

12.   EMPLOYMENT AGREEMENTS

On December 15, 2006, TelavaNV executed an employment agreement with an executive for a period of four years.  The employment agreement is effective as of January 1, 2007.  The executive has an annual base salary of approximately $60,000 plus bonuses to be determined by the board of directors.  In addition, the executive will receive a total of 500,000 shares of the Company’s common stock and will be earned in 125,000 share increments at the end of the year for each of the four years.  During the year ended December 31, 2008 and 2007, the executive earned 125,000 and 125,000 shares, respectively, of the Company’s common stock valued at $19,397 and $19,398, respectively, which is based on the fair value of the common stock as on the date of the agreement. The Company was private at the time of the agreement.

As part of the employment agreement, the executive sold its website www.ttore.com to TelavaNV for 500,000 shares of the Company’s common stock.  The shares are valued at $77,590 which is based on the fair value of the common stock as on the date of the agreement. The Company was private at the time of the agreement.

As of December 31, 2008 and 2007, the common shares owed to the executive have not been issued and are recorded as stock payable.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2008 and 2007

13.   STOCKHOLDERS’ EQUITY

Preferred Stock:  The authorized preferred stock is 1,000,000 shares with $0.001 par value.  As of December 31, 2008 and 2007, the Company had no shares of preferred stock issued and outstanding, respectively.  The Preferred Stock shall have such rights, privileges and preferences as may be determined by the Board of Directors prior to issuance.

Common Stock:  The authorized common stock is 24,000,000 shares at $0.001 par value.  As of December 31, 2008 and 2007, the Company had 20,000,000 and 20,000,000 shares of common stock issued and outstanding, respectively.

On January 3, 2007, the Company acquired a website and agreed to issue 500,000 shares of its common stock.  The value of the shares were based on the fair value of the common stock as on the date of the agreement.  The Company was private at the time of the agreement.

During the year ended December 31, 2007, an executive of the Company earned 125,000 shares of the Company’s common stock valued at $19,398 which is based on the fair value of the common stock as on the date of the agreement. The Company was private at the time of the agreement.

During the year ended December 31, 2008, an executive of the Company earned 125,000 shares of the Company’s common stock valued at $19,397 which is based on the fair value of the common stock as on the date of the agreement.  The Company was private at the time of the agreement.

14.   STOCK OPTIONS AND WARRANTS

As of December 31, 2008 and 2007, there are no stock options and warrants outstanding.

15.   LITIGATION

On July 29, 2008, the FCC issued a Notice of Apparent Liability for Forfeiture to the Company assessing a penalty in excess of $13,000 for a tower light outage for an antenna tower in Fisk, Alabama.  This is a tower that the Company was trying to acquire from Worldwide Communications Associates (“Worldwide”).  However, the Company never successfully negotiated a lease with the Fisk tower landowner and the Fisk tower was never purchased from Worldwide.  The Company cannot predict the outcome of the FCC’s findings and decision and no liability was recorded for the penalty.

On October 3, 2008, the Company and ACE Media, LLC (“Ace”) entered into a certain development agreement.  Ace failed to perform and refused to honor its obligations under the Agreement.  Ace’s breach of the agreement has resulted in damages to the Company of $96,331.  A demand has been made for the payment and the Company has accepted an offer from Ace to settle for a lesser amount of $68,000.  Since no payment was by Ace to the Company, management has determined that they would proceed with legal action for the full amount of the damages of $96,331.

There are several lawsuits that name TelavaCA, due to the recission between TelavaCA and TelavaNV.  The Company cannot predict the outcome of the findings and decision and no liability can be estimated.

TELAVA NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2008 and 2007

16.   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable.  The trade accounts receivable are due primarily from business customers over widespread geographical locations within the LEC billing areas across the United States.  The Company historically has experienced significant dilution and customer credits due to billing difficulties and uncollectible trade accounts receivable.  The Company estimates and provides an allowance for uncollectible accounts receivable.  The handling and processing of cash receipts pertaining to trade accounts receivable is maintained primarily by two third party billing companies.  The Company is dependent upon these billing companies for collection of its accounts receivable.

17.   DEPOSIT ON ACQUISITION AGREEMENT

On January 16, 2008, Telava Acquisitions Corporation, a wholly owned subsidiary, announced that it has signed an agreement to acquire IBFA Acquisition Company, LLC (IBFA). The operations will continue to be under the auspices of a Management Agreement between the two entities until all regulatory transfer of licenses has been completed. IBFA began operations in 1995, and is a licensed Competitive Local Exchange Carrier (CLEC), long distance provider, and Internet Service Provider (ISP) based in the Midwest.  The Company has closed the deal during the second quarter of 2009 and completed the regulatory transfer of licenses.  During the year ended December 31, 2008, the Company paid a deposit of $1,750,000 to acquire IBFA and is committed to an additional $500,000 prior to closing.  During the six month period ended June 30, 2009, the Company paid the remaining balance to the former management of IBFA making the total purchase price $2,250,000.

18.   SUBSEQUENT EVENTS

During the six month period ended June 30, 2009, the Company formally closed the acquisition of IBFA and paid the remaining balance of $500,000 to the former management of IBFA making the total purchase price $2,250,000.

The line of credit was extended until September 2010.  The line of credit has the same terms as the original agreement.  The Company is obligated to a commitment fee of 1% of the loan amount.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDING LIMITED

Date: October 5, 2009

By: /s/ Baldwin Yung

_________________________

Baldwin Yung

Chief Executive Officer